Filed by Huntsman Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Huntsman Corporation
Commission File No. 1-32427

NZZ am Sonntag interview | 03.09.2017 |

Mr. Huntsman, have you ever met Keith Meister?

Once, yes. But that was four years ago. Back then, he was a shareholder in Huntsman and was very upset about a planned acquisition because he had been hoping for a dividend payout. His ranting irritated me. That is why I declined when he recently wanted to see me again.

It will be hard to avoid him, though. After all, his White Tale fund recently bought one-tenth of Clariant’s shares and opposes the planned merger with Huntsman.

Meister wants to make a lot of money fast. However, paying out future profits to shareholders today is something we don’t agree with. Companies cannot just focus on making fast money, they need to create long-term value. Otherwise, nobody wants to work for them.

Everyone is keen to know what alternatives Meister proposes to the merger. Do you know more?

Only what is known publically.

Okay, nothing then. So is it true that White Tale has no plan at all and is currently asking major investors for their ideas?

We have heard that such meetings are taking place. However, White Tale is not my main concern: We’re working flat out to merge the businesses.

But Clariant needs a two-thirds-majority at the AGM, otherwise the deal will fall through.

I have met some 150 to 200 shareholder groups and explained the details of the merger to them in group meetings and one-on-one discussions. The vast majority of them support this merger.

At the last two AGMs, turnout was low. Only six out of ten shareholders voted. It could be a close call.

I hope almost everyone will vote this time. The more votes, the better.

And if White Tale increases its stake?

Officially, they hold 10 percent. We wouldn’t hear about it until they pass the 15 percent threshold.

So, why is a merger the best solution?

We can be at the forefront in specialty chemicals — neither company could do that on its own. Without the necessary size, it is difficult to hold your own against the best Chinese and Indian manufacturers. And we save a lot of money by consolidating research, sales offices and administration.

Without a merger, would you face the risk of being taken over?

The consolidation in the chemicals industry will continue and the environment will become more challenging. There is a real risk of being crushed by the competition.

Why is this: Are investors demanding higher returns or is it low-cost competition?

It wouldn’t be that difficult to maximize profits. We could cut out research and save USD 100 million without any direct impact on our business. But if Nike were to come knocking in a year’s time because it needs materials for a new state-of-the-art sole for a running shoe, we wouldn’t have a chance. Shareholders need to understand that this needs investment.

Is size enough to keep up with Asian manufacturers?

No. That is why we are also creating a platform for future growth. Several of Huntsman’s most profitable products are produced in Valais, where we generate as much as to USD 1 million in revenues per employee. The oldest chemicals factories in Basel have been in operation for over a hundred years and are being constantly modernized. You cannot simply relocate production, otherwise we would move to Afghanistan, where wages are at a record low.

Investors criticize the fact that Huntsman’s profit margins are lower than Clariant’s.

Whoever says that doesn’t understand the companies. And as I said, most of the shareholders think the merger is a good idea.

But many mergers fail as a result of the different company cultures.

Mergers are like marriages. If both partners pull together, it works. What doesn’t bode well is when two companies merge in order to avoid bankruptcy. This is not the case here. Both companies are just as well equipped to go it alone. And although we are Americans, Huntsman is more Swiss than Clariant. We employ more Swiss passport holders than Clariant.

After the merger, your family and the family that formerly owned Süd-Chemie will be the biggest shareholders. Do you get along well?

Yes, they are delightful. Like us, their holding is now in the second generation and they take a long-term approach.

How many employees are going to have to move to Texas then?

None. However, some will come to Switzerland from Texas, including myself. We are a Swiss company and we don’t want two headquarters. The aim is to create a new corporate culture and not to preserve that of either Clariant or Huntsman.

Your father once said: We can’t go bankrupt because our name is on the door. That is still the case. Will one of your eight children run the company one day?

As a listed company, it is not impossible but it is almost impossible to appoint someone from within the family as boss - my son won’t like hearing that.  But when I started, we were sole owners, had just one factory and 250 employees.

You don’t just have offices in Texas, you also have facilities. Have the factories been flooded?

Yes, we have idled all the plants for safety reasons and it will stay like that for a few more days. We had to do this because our employees couldn’t get to work and, in the case of about 1500 of them, their homes are under water as well. The production stop will have an impact on Huntsman’s sales and we’ll have extra costs that no insurer will cover. That said, there is no risk of long-term damage.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, and the expected timing of the completion of the contemplated transaction. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly report on Form 10-Q for the six months ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.